

08025371

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED RF
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 2 1 2008

Washington, DC
112

SEC FILE NUMBER
8-66769

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sinclair & Company, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

30 Old Kings Highway South, Suite 250

(No. and Street)

Darien	CT	06820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brent E. Hippert   443-541-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STANLEY P. WIRTHEIM CPA

(Name – *if individual, state last, first, middle name*)

98 CUTTER MILL RD   GREAT NECK   NY   11021

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 0 6 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Laurence J. Galvin _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Sinclair & Company, LLC _____, as

of December 31 _____, 20 07 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO/ Principal
_____
Title

_____
Notary Public

ANNE B. KNIFFIN
Notary Public
My Commission Expires 01/31/2011

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SINCLAIR & COMPANY. LLC
(SEC I.D. No. 8-66769)

Statement of Financial Condition and
Independent Auditor's Report as of December
31, 2007 and Supplemental Report on Internal
Control

<u>**Filed in Accordance with SEC Rule 17a-**</u>
<u>**5(e)(3) as a Public Document.**</u>

SINCLAIR & COMPANY, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006

CONTENTS

STANLEY P. WIRTHEIM

CERTIFIED PUBLIC ACCOUNTANT

TEL: 516-773-6280
FAX: 516-482-2035
E-MAIL: STANPW@AOL.COM

98 CUTTER MILL ROAD, SUITE 364S
GREAT NECK, NY 11021

INDEPENDENT AUDITOR'S REPORT

Sinclair & Company, LLC
30 Old Kings Highway South, Ste 250
Darien, CT 06820

I have audited the accompanying statement of financial condition of Sinclair & Company, LLC (the "Company") as December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Sinclair & Company, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Stanley P. Wirtheim CPA

February 13, 2008

3

SINCLAIR & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Current assets:		
Cash and cash equivalents	$ 9,686	
Accounts receivable	308,292	
Total current assets		$317,978
Fixed assets (net of depreciation of $603)		1,430
Other assets:		
Organization costs (net of accumulated amortization of $2,721)	3,109	
Security deposits	850	
		3,959
		$323,367

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$275,340
Commitment and contingency (Notes 1 and 3)	-
Members' equity	48,027
	323,367

See notes to statement of financial condition.

4

1. SIGNIFICANT ACCOUNTING POLICIES:

Business

SINCLAIR & COMPANY, LLC, ("Company") was formed under the Limited Liability Company statues of the State of Delaware on August 13, 2004. The Company is registered as a broker and dealer in securities pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company does not have any customers for which it clears transactions. Its primary source of income is from acting as a referral agent for investments and or loans to its clients.

Securities Transactions

Securities transactions, if any, and related commission revenues and expenses are recorded on a trade date basis. Marketable securities, if any, are valued at quoted market prices and securities not readily marketable are valued at fair value as determined by the Company. Unrealized gains and losses are included in investment and trading gains.

Cash Equivalents

Cash equivalents are highly liquid investments purchased with original maturities of three months or less.

Accounts Receivable

Accounts receivable represent commissions or participation fees due at period ended. Where no information is available as to income earned from third parties no receivable accrual was made.

Income taxes

The Company is a Limited Liability Company taxed as a partnership and as such all of its income and expenses are included with those of its members. Therefore no provision has been made for any income taxes as they are the responsibility of its members.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Depreciation

The Company's fixed assets consist primarily of computers as the office rent includes furniture. Depreciation is computed by using the straight line method over the estimated useful lives of the assets as follows:

Computers   5 years

Investment Banking

Investment banking and advisory fees arise from securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recorded on offering date, or completion of transaction date.

Organization Costs

Organization costs are being amortized on a straight line basis over a five year period.

2. FIXED ASSETS

The Company's fixed assets consist of the following:

	Cost	Accumulated Depreciation	Book Value
Computer equipment	$2,033	$603	$1,430
Totals	$2,033	$603	$1,430

3. RELATED PARTY TRANSACTIONS

At year end there were no receivables or payables with any related parties.

4. FEDERAL INCOME TAXES

As described in Note 1, the Company is a Limited Liability Company taxed as a partnership and as such any income tax liability is the responsibility of its members.

5. COMMITMENTS AND CONTINGENCIES

The Company occupies its current office space on a month to month basis. The monthly rent is $850 plus applicable expenses. Rent expense was $9,350 for the year ended December 31, 2006.

6. CONCENTRATION OF CREDIT RISK

The Company maintains checking and money market accounts with balances totaling approximately $9,700 as of December 31, 2006. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Although some transactions represented more than 10% of its revenue the Company does not perceive any risk as most of its transactions are non-recurring.

7. FAIR VALUE ON FINANCIAL INSTRUMENTS

The financial instruments of the Company are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair value because of the short maturity of such instruments, except for the subordinated borrowings, if any.

The fair values of the Company's subordinated borrowings are determined using contractual cash flows discounted at current interest rates offered to the Company for debt with substantially the same characteristics and maturities. The fair values of such instruments approximate their carrying amounts at December 31, 2006.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Sinclair & Company, LLC
30 Old Kings Highway South, Ste 250
Darien, CT 16820

In planning and performing my audit of the financial statements of Sinclair and Company, LLC (the "Company") for the year ended December 31, 2007 (on which I issued my report dated February 13, 2008), in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting, as a basis for designing my auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures, referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

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A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

My consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the Company's internal control that might be material weaknesses. I did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures as described in the second paragraph pf this report, were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Great Neck, New York
February 13, 2008

END